Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

October 28, 2011

VIA EDGAR CORRESPONDENCE

Division of Investment Management
United Stated Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn:  Mr. Kieran G. Brown

Re:
Daily Assets Fund Institutional, a series of DWS Money Market Trust (Reg. Nos. 002-78122 and 811-03495) (the “Fund”) Amendment No. 52 to the Registration Statement under the Investment Company Act of 1940 (“Amendment No. 52”)

Dear Mr. Brown,

This letter is being submitted to respond to the comments of the Staff of the Securities and Exchange Commission (“SEC”) received via a telephone conference call on September 28, 2011 relating to Amendment No. 52 filed with the SEC on August 18, 2011.

The Staff’s comments are restated below, followed by the Fund’s responses.

1.
Comment:  To the extent that the Fund includes disclosure relating an expense reimbursement or fee waiver arrangement, the Fund must disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the termination date which may not be for less than one year.

Response:  The Fund has included appropriate disclosure to address its expense reimbursement or fee waiver arrangement.

2.	Comment: To the extent that the Fund currently invests in securities that have maturity shortening features, consider revising the following disclosure that appears in the Fund’s prospectus:

“The fund follows policies designed to maintain a stable share price:

•
Fund securities are denominated in US dollars and have remaining maturities of 397 days (about 13 months) or less at the time of purchase. The fund may invest in securities that have certain maturity shortening features (such as interest rate resets and demand features) that have the effect of reducing their maturities to 397 days or less at the time of purchase.”  (emphasis added)

Response:  The disclosure has been revised to address the SEC’s comment and to further clarify the Fund’s policy with respect to this issue as follows:

“The fund follows policies designed to maintain a stable share price:

•
Fund securities are denominated in US dollars and, at the time of purchase, have remaining maturities of 397 days (about 13 months) or less, or have certain maturity shortening features (such as interest rate resets and demand features) that have the effect of reducing their maturities to 397 days or less.”

If you have any questions regarding the foregoing or need more additional information, please do not hesitate to call me at (617) 295-3986.

Very truly yours,

/s/Scott D. Hogan

Scott D. Hogan
Vice President

cc.           John Marten, Vedder Price P.C.